Filed Pursuant to Rule 433 Registration Statement No. 333-226421 February 11, 2020

Final Term Sheet

Deutsche Bank Aktiengesellschaft

$1,250,000,000 Undated Non-cumulative Fixed to Reset Rate Additional Tier 1 Notes of 2020

THIS TERM SHEET DOES NOT PURPORT TO BE COMPLETE AND IS TAKEN FROM, AND IS QUALIFIED IN ITS ENTIRETY BY, THE FULL DESCRIPTION OF THE NOTES AS CONTAINED IN THE PRELIMINARY PROSPECTUS SUPPLEMENT DATED FEBRUARY 10, 2020 AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN (THE “PROSPECTUS”). TERMS NOT DEFINED HEREIN ARE DEFINED IN THE PROSPECTUS. ANY DECISION BY AN INVESTOR TO INVEST IN THE NOTES SHOULD NOT BE BASED ON THIS TERM SHEET BUT ONLY ON THE RESPECTIVE FULL TERMS AND CONDITIONS OF THE NOTES AND THE OTHER INFORMATION CONTAINED IN THE PROSPECTUS.

I. Terms of the Notes

Issuer	Deutsche Bank Aktiengesellschaft, Frankfurt am Main (the “Issuer” or the “Bank”)

Instruments	Undated non-cumulative fixed to reset rate Additional Tier 1 notes (the “Notes”) within the meaning of Art. 52 (1) of the CRR (as defined in the Prospectus).

Issue Date	February 14, 2020

Nominal Amount	$1,250,000,000

Status; Ranking

The Notes will constitute unsecured and subordinated obligations of the Issuer, ranking pari passu among themselves and, subject to applicable law from time to time, pari passu with all other equally subordinated obligations of the Issuer. If Resolution Measures (as defined in the Prospectus) are imposed on the Issuer, or in the event of the dissolution, liquidation, insolvency or composition of the Issuer, or if other proceedings are opened for the avoidance of insolvency of, or against, the Issuer, the obligations under the Notes will be fully subordinated to all obligations of the Issuer which do not also qualify as Additional Tier 1 capital or as Common Equity Tier 1 capital within the meaning of the CRR; in any such event, no amounts shall be payable in respect of the Notes until all senior ranking obligations in accordance with this provision have been satisfied in full. Obligations which rank senior to the obligations under the Notes include (i) all claims of unsubordinated creditors of the Issuer (including claims against the Issuer under its unsubordinated non-preferred debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act (Kreditwesengesetz) (including the obligations under any such debt instruments that were issued by the Issuer before July 21, 2018 and that are subject to Section 46f(9) of the German Banking Act) or any successor provision thereof), (ii) the claims specified in Section 39(1) nos. 1 to 5 of the German Insolvency Code (Insolvenzordnung) (or any successor provision thereof), (iii) any contractually subordinated obligations of the Issuer within the meaning of Section 39(2) of the German Insolvency Code (or any successor provision thereof) which do not qualify, from time to time, as own funds (within the meaning of the CRR), and (iv) the claims under Tier 2 instruments (within the meaning of the CRR) of the Issuer.

Interest

6.000% until April 30, 2026 (“First Interest Reset Date”), thereafter resetting every 5 years to the applicable Reset Rate to be determined by the Calculation Agent on the second Business Day preceding the relevant Reset Period, based on the 5-year U.S. Treasury Yield plus 4.524% (representing the initial credit spread and not reflecting a step-up); payable annually in arrears on April 30, commencing April 30, 2020 (short first, ACT/ACT; following unadjusted; Target 2 and NY business days).

Definitions:

“Determination Date” means, in respect of the Reset Rate to be determined in relation to the period from a Reset Date (inclusive) to the next following Reset Date (exclusive), the second Business Day immediately preceding the Reset Date on which such period commences.

“H.15” means the weekly statistical release designated as H.15(519), or any successor publication, published by the Board of Governors of the United States Federal Reserve System at http://www.federalreserve.gov/releases/h15/ or any successor site or publication, and ‘‘most recent H.15’’ means, in respect of any Reset Period, the H.15 published closest in time but prior to the close of business on the second Business Day prior to the applicable Reset Date.

“Initial Fall-Back Treasury Yield” means 1.476%.

“Reset Date” means the First Interest Reset Date and each subsequent fifth anniversary of such date.

“Reset Rate” in respect of a Reset Period, the greater of (i) the sum of the Treasury Yield for such Reset Period plus the initial credit spread (the “Spread”) of 4.524% and (ii) zero, as determined by the Calculation Agent; for the avoidance of doubt, the Spread represents the initial credit spread to such Treasury Yield, and does not represent any step-up in the interest rate of the Notes.

“Reset Period” means the period from (and including) the First Interest Reset Date to (but excluding) the 5th anniversary of the First Interest Reset Date and for each successive period from (and including) any subsequent Reset Date to (but excluding) the next succeeding Reset Date.

‘‘Treasury Yield’’ means, in relation to any Reset Period,

(i) the rate per annum corresponding to the semi-annual equivalent yield to maturity, that represents the average for the five consecutive New York Business Days ending on and including the applicable Determination Date, appearing in the most recent H.15, and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity, for five-year maturities from the next Reset Date, under the caption ‘‘Treasury Constant Maturities’’; or

(ii) if there is no such published actively traded U.S. Treasury security with a maturity of five years from the next Reset Date, the rate determined by interpolation between the most recent weekly average yield to maturity for two series of U.S. Treasury securities trading in the public securities market, (A) one maturing as close as possible to, but earlier than, the first Reset Date following the next succeeding Determination Date, and (B) the other maturing as close as possible to, but later than, the first Reset Date following the next succeeding Determination Date, in each case as published in the most recent H.15; or

(iii) subject to the immediately succeeding paragraph, if the Treasury Yield cannot be determined pursuant to the methods described in clause (i) or (ii) above, the rate equal to the Treasury Yield for the last preceding Reset Period (or, in the case of the first Reset Period, the rate equal to the Initial Fall-Back Treasury Yield).

in each case, as determined by the Calculation Agent on the applicable Determination Date.

Regulatory Capital Treatment

The Notes are intended to qualify as the Issuer’s Additional Tier 1 capital, as defined in and provided for in the bank regulatory capital provisions referred to in the Prospectus. As such, they (i) have no fixed maturity or redemption date; (ii) contain features that may require the Issuer and will permit it in its sole and absolute discretion at all times and for any reason to cancel any payment of interest; and (iii) may be subject to a write-down of all or part of their principal amount upon the occurrence of a Trigger Event (as defined in the Prospectus).

Maturity	The Notes have no scheduled maturity date.

Early Redemption

Optional early redemption on (i) any Business Day falling in the period commencing on (and including) October 30, 2025 (the “First Early Redemption Date”) and ending on (and including) the First Interest Reset Date and (ii) any Interest Payment Date thereafter, only if fully written up (unless written down in whole or in part pursuant to a Resolution Measure), and subject to regulatory approval.

Early redemption at any time in case of regulatory reasons or tax reasons, subject to regulatory approval (incl. in written-down form).

Write-down following breach of 5.125% CET1 ratio; write-up

Pro rata with other Additional Tier 1 instruments (in whole or part) in case of breach of 5.125% CET1 ratio on a consolidated basis; subject to regulatory approval; the Notes may also be subject to Resolution Measures as set out below

Applicable law

New York law other than the provisions relating to the ranking of the Notes and their status, which provisions will be governed by German law, including, in relation to such provisions, any determination of whether a Resolution Measure has been imposed on the Issuer

Listing	Euro MTF market of the Luxembourg Stock Exchange

II. Technical Details of the Offering

Sole Bookrunner	Deutsche Bank Securities Inc.

Qualified Independent Underwriter and Joint Lead Manager	Citigroup Global Markets Inc.

Joint Lead Managers

Banca IMI S.p.A., BBVA Securities Inc., BMO Capital Markets Corp., CIBC World Markets Corp., Morgan Stanley & Co. LLC, Santander Investment Securities Inc., TD Securities (USA) LLC, UniCredit Capital Markets LLC

Senior Co-Managers	Nordea Bank ABP, RBC Capital Markets, LLC, Standard Chartered Bank

Co-Managers

Academy Securities, Inc., Bancroft Capital LLC, Barclays Capital Inc., BNY Mellon Capital Markets, LLC, Capital Institutional Services, Inc., Citizens Capital Markets, Inc., Fifth Third Securities, Inc., KeyBanc Capital Markets Inc., Mischler Financial Group, Inc., Multi-Bank Securities, Inc., Regions Securities LLC, UBS Securities LLC

Expected Instrument ratings*	B1 (Moody’s), B+ (S&P)

Denomination	$200,000 and integral multiples of $200,000 in excess thereof

Documentation

SEC Registered; Registration Statement No. 333-226421 filed on July 30, 2018; base prospectus dated August 20, 2018; prospectus supplement dated February 10, 2020 (the “Prospectus”); capital securities indenture dated November 6, 2014 (the “Base Indenture”), a second supplemental capital securities indenture dated July 25, 2019 (the “Second Supplemental Capital Securities Indenture”), a fourth supplemental capital securities indenture (the “Fourth Supplemental Capital Securities Indenture”, and together, the “Base Capital Securities Indenture”), and a fifth supplemental capital securities indenture (the “Fifth Supplemental Capital Securities Indenture”) each to be dated on or about February 14, 2020 (together with the Base Capital Securities Indenture, the “Capital Securities Indenture”)

Announcement	February 10, 2020

Pricing	February 11, 2020

Signing	February 11, 2020

Settlement	February 14, 2020

Clearing

Global registered; the Notes will be ready for delivery through the book-entry facilities of The Depository Trust Company and its participants, including Clearstream Banking société anonyme and Euroclear Bank SA/NV

Security codes	ISIN: US251525AX97/CUSIP: 251525 AX9

III. Pricing Results

Aggregate Principal Amount	$1,250,000,000

Fixed Rate (until First Interest Reset Date)	6.000%

Issue Price	100.028%

Re-offer Yield (until First Interest Reset Date)	6.000%

Fees	1.000%

Spread to interpolated and annualized U.S. Treasury yield (initial credit spread)	4.524%

Interpolated and annualized U.S. Treasury yield to First Interest Reset Date	1.476%

Initial Fall-back Treasury Yield	1.476%

IV. Certain Other Terms and Further Information

Resolution Measures

The Prospectus contains references to Resolutions Measures to which the Issuer and the Notes may be subject under the powers which may be exercised by the Issuer’s competent resolution authority.

By its acquisition of the Notes, each prospective holder will be deemed irrevocably to have agreed to be bound by and to accept any such Resolution Measure and any amendment, modification or variation of the terms and conditions of the Notes to give effect to such Resolution Measure.

Cancellation of Interest Payments

The terms of the Notes provide that interest will be due and payable on an Interest Payment Date only if it is not cancelled or deemed to have been cancelled, and the Issuer has the sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any Interest Payment Date. The Issuer will also be restricted from making interest payments in the circumstances described below. As a result, you may not receive any interest on any Interest Payment Date or at any other times, and you will have no claims whatsoever in respect of that cancelled or deemed cancelled interest.

Discretionary Cancellation of Interest Payments

The Issuer has the right to cancel all or part of any payment of interest in its sole discretion and at any time. If the Issuer makes use of such right, it will give notice to the holders in accordance with the Capital Securities Indenture without undue delay, but no later than on the relevant Interest Payment Date. Any failure to give such notice will not affect the validity of the cancellation and shall not constitute a default for any purpose.

Mandatory Cancellation of Interest Payments

Payment of interest on the Notes for the relevant Interest Period will be excluded and cancelled (without prejudice to the exercise of sole discretion pursuant to a Discretionary Cancellation of Interest Payments:

(1) to the extent that such payment of interest together with any additional kind of payment of dividends or interest (a “Distribution”) plus any write ups in accordance with the terms of the Notes or in respect of other Additional Tier 1 instruments that are simultaneously planned or made or that have been made by the Issuer in the Issuer’s then current financial year on the other capital instruments which, according to the CRR, qualify as Common Equity Tier 1 capital or Additional Tier 1 capital (“Tier 1 Instruments”) would exceed the Available Distributable Items provided that, for such purpose, the Available Distributable Items will be increased by (i) an amount equal to what has been accounted for as expenses for Distributions in respect of Tier 1 Instruments (including payments of interest on the Notes) in the determination of the profit (Gewinn) on which the Available Distributable Items are based, and (ii) any supplemental amounts that may be included for the purposes of determining the amounts distributable on Additional Tier 1 instruments under the bank regulatory capital rules applicable to the Issuer from time to time; or

(2) if and to the extent that the Issuer’s competent supervisory authority orders that all or part of the relevant payment of interest be cancelled or another prohibition of Distributions is imposed by law or an authority (including (i) a prohibition of Distributions in connection with the calculation of the maximum distributable amount within the meaning of Article 141(2) of the CRD (as defined in the Prospectus) and as currently transposed into German law by Section 10i of the German Banking Act (such amount, the “Maximum Distributable Amount” or “MDA”), and, upon their transposition into German law, (ii) a prohibition of Distributions in connection with the calculation of the leverage ratio related maximum distributable amount (“L-MDA”) pursuant to Article 141b(2) of the CRD, and (iii) the maximum distributable amount related to the minimum requirement for own funds and eligible liabilities (“M-MDA”) pursuant to Article 16a(1) of Directive 2014/59/EU of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms (the Issuer refers to such Directive, as amended, supplemented or replaced from time to time, as “BRRD”)).

“Available Distributable Items” means, with respect to any payment of interest, the profit (Gewinn) as of the end of the financial year of the Issuer immediately preceding the relevant Interest Payment Date, and for which audited annual financial statements are available, plus (i) any profits carried forward and reserves available for that purpose, minus (ii) any losses carried forward and any profits which are non-distributable pursuant to applicable law or the Articles of Association of the Issuer and any amounts allocated to the non-distributable reserves, in each case with respect to Additional Tier 1 instruments within the meaning of the CRR and pursuant to applicable law and the Articles of Association of the Issuer, provided that such profits, losses and reserves shall be determined on the basis of the unconsolidated financial statements of the Issuer prepared in accordance with accounting principles generally accepted in the Federal Republic of Germany as described in the German Commercial Code (Handelsgesetzbuch) and other applicable German law then in effect and not on the basis of its consolidated financial statements.

Use of Funds from Cancelled Payments of Interest

The Issuer has the right to use the funds from cancelled payments of interest without restriction for the fulfillment of its own obligations when due. To the extent that payments of interest are cancelled, such cancellation includes all Additional Amounts as described in “Description of the Notes—Payment of Additional Amounts” of the Prospectus. Any payments of interest which have been cancelled will not be made or compensated at any later date.

Deemed Agreement to Cancellation of Interest Payments

By your acquisition of the Notes, you will be deemed irrevocably to have agreed and, subject to any write-down as described herein, you will agree, that:

•   interest is due and payable in respect of any period only if and to the extent that the Issuer has not exercised its sole discretion to cancel such payment, and no amount of interest will become due and payable in respect of any such period to the extent that it has been (i) cancelled (in whole or in part) by the Issuer at its sole discretion in accordance with the terms described in “Description of the Notes—Cancellation of Interest Payments—Discretionary Cancellation of Interest Payments” of the Prospectus (ii) cancelled (in whole or in part) pursuant to a Resolution Measure and/or (iii) deemed cancelled (in whole or in part) pursuant to the terms described in “Description of the Notes—Cancellation of Interest Payments—Mandatory Cancellation of Interest Payments” of the Prospectus;

•   a cancellation or deemed cancellation of interest (in each case, in whole or in part) in accordance with the terms of the Notes and of the Capital Securities Indenture will not constitute a default in payment or otherwise constitute a default under, or a breach of, the terms of the Notes or the Capital Securities Indenture; and

•   interest, principal or other amounts on the Notes will only be or become due and payable in accordance with the terms described in “Description of the Notes—Cancellation of Interest Payments—Interest on the Notes Only Due and Payable if Not Cancelled or Deemed Cancelled” of the Prospectus and the section “Description of the Notes—Cancellation of Interest Payments—Deemed Agreement to Cancellation of Interest Payments” of the Prospectus.

Write-downs of the Principal Amount of the Notes

Upon the occurrence of a Trigger Event (as defined below), the redemption amount and the nominal amount of the Notes will be reduced by the amount of the relevant write-down (as further described below). Accordingly, under the terms of the Notes, upon the occurrence of a Trigger Event leading to a write-down in the principal amount of the Notes, you could lose all or part of the value of your investment in the Notes. A regulatory write-down will not constitute a default or an event of default under the Notes or the Capital Securities Indenture or give rise to any right to accelerate the repayment of any principal on the Notes.

A “Trigger Event” will occur if, at any time, the Issuer’s Common Equity Tier 1 capital ratio pursuant to Article 92(1)(a) of the CRR or any successor provision, determined on a consolidated basis (the “Common Equity Tier 1 Capital Ratio”) falls below 5.125%. Whether a Trigger Event has occurred will be determined by the Issuer, its competent supervisory authority or any agent appointed for such purpose by its competent supervisory authority and such a determination will be binding on the holders of the Notes.

Upon the occurrence of a Trigger Event, a write-down will be effected pro rata with all of the Issuer’s other instruments issued as Additional Tier 1 capital within the meaning of the CRR, the terms of which provide for a write-down (whether permanent or temporary) upon the occurrence of the Trigger Event. For such purpose, the total amount of the write-downs to be allocated pro rata will be equal to the amount required to restore fully the Issuer’s Common Equity Tier 1 Capital Ratio to 5.125% but will not exceed the sum of the nominal amounts of the relevant instruments outstanding at the time of occurrence of the Trigger Event.

The sum of the write-downs to be effected with respect to the Notes will be limited to the outstanding aggregate nominal amount of the Notes at the time of occurrence of the relevant Trigger Event.

Deemed Agreement to Principal Write-down

By your acquisition of the Notes, you will be deemed irrevocably to have agreed and, subject to any interest cancellation (see “Description of the Notes—Cancellation of Interest Payments” of the Prospectus), you will agree that:

•   interest is not due and payable on any portions of the aggregate nominal amount of the Notes written down in accordance with the terms described in “Description of the Notes—Write-downs and Write-ups of the Principal Amount of the Notes—Write-downs of the Principal Amount of the Notes” of the Prospectus (to the extent not subsequently written up in accordance with the terms described in “Description of the Notes—Write-downs and Write-ups of the Principal Amount of the Notes—Write-ups of the Principal Amount of the Notes” of the Prospectus);

•   a write-down of the nominal amount of the Notes (in whole or in part) in accordance with the terms of the Capital Securities Indenture will not constitute a default in payment or otherwise constitute a default under, or a breach of, the terms of the Notes or the Capital Securities Indenture; and

•   interest or principal on the Notes will only be or become due and payable on an Interest Payment Date or other relevant date to the extent the nominal amount of the Notes at the time of such payment has not been written down in accordance with the terms described in “Description of the Notes—Write-downs and Write-ups of the Principal Amount of the Notes—Write-downs of the Principal Amount of the Notes” of the Prospectus (in whole or in part, and to the extent not subsequently written up pursuant to the terms described in “Description of the Notes—Write-downs and Write-ups of the Principal Amount of the Notes—Write-ups of the Principal Amount of the Notes” of the Prospectus). Any interest, principal or other amounts unpaid as a result of a write-down (in whole or in part) in accordance with the terms described in “Description of the Notes—Write-downs and Write-ups of the Principal Amount of the Notes—Write-downs of the Principal Amount of the Notes” of the Prospectus will not be due and will not accumulate or be payable at any time thereafter, and you will have no rights thereto or in connection therewith or any claim therefor, and you will not be entitled to any additional interest or compensation as a result of or in connection with such write-down.

Write-ups of the Principal Amount of the Notes

After a write-down has been effected, the nominal amount and the redemption amount of each Note, unless previously redeemed or repurchased and cancelled, may be written up in accordance with the following provisions in each of the Issuer’s financial years, subsequent to the occurrence of such write-down, until the full initial nominal amount has been reached, to the extent that a corresponding annual profit (Jahresüberschuss, calculated in accordance with German law and accounting principles) is recorded, and the write-up will not give rise to or increase an annual loss (Jahresfehlbetrag, calculated in accordance with German law and accounting principles). The write-up will occur with effect as of (and including) the Interest Payment Date immediately following the Issuer’s financial year for which the above-mentioned annual profit (Jahresüberschuss) was determined.

The write-up will be effected pari passu with write-ups of other instruments issued as Additional Tier 1 capital within the meaning of the CRR, unless this would cause the Issuer to be in breach of any of its statutory or regulatory obligations.

Subject to the conditions described in “Description of the Notes—Write-downs and Write-ups of the Principal Amount of the Notes—Write-ups of the Principal Amount of the Notes” of the Prospectus, which may limit the extent of any write-up, it will be at the Issuer’s discretion to effect a write-up. In particular, the Issuer may effect a write-up only in part or effect no write-up at all, even if a corresponding annual profit is recorded and the conditions described in “Description of the Notes—Write-downs and Write-ups of the Principal Amount of the Notes—Write-ups of the Principal Amount of the Notes” of the Prospectus are fulfilled.

No Right to Accelerate Repayment of the Principal of the Notes

There are no defaults or events of default under the Notes, and under no circumstances may the holders or the Trustee (as defined in the Prospectus) declare the principal amount of the Notes and interest accrued thereon to be due and payable.

By your acquisition of the Notes, you will be deemed irrevocably to have agreed that (i) the imposition of a Resolution Measure by the Issuer’s competent resolution authority with respect to the Notes, (ii) a cancellation of interest pursuant to the terms described in “—Cancellation of Interest Payments” of the Prospectus, or (iii) a write-down pursuant to the terms described in “—Write-downs and Write-ups of the Principal Amount of the Notes” of the Prospectus will not give rise to a default for purposes of Section 315(b) (Notice of Default) and Section 315(c) (Duties of the Trustee in Case of Default) of the U.S. Trust Indenture Act of 1939, as amended.

No Set-Off; No Security

No holder may set off his claims arising under the Notes against any of the Issuer’s claims. No collateral or guarantee of whatever kind is, or will at any time be, provided by the Issuer or any other person securing rights of the holders under the Notes, and any collateral or guarantee already provided or granted in the future in connection with the Issuer’s other liabilities may not be used for claims under the Notes.

Optional Early Redemption

Subject to the Redemption Conditions set forth below, the Issuer may redeem all, but not some, of the Notes, with the prior approval of the Issuer’s competent supervisory authority, upon not less than 30 days’ notice of redemption with effect as of (i) any Business Day falling in the period commencing on (and including) October 30, 2025 (the “First Early Redemption Date”) and ending on (and including) the First Interest Reset Date and (ii) any Interest Payment Date thereafter (in each case, an “Early Redemption Date”). The redemption price of each Note so redeemed, unless previously redeemed in whole or in part or repurchased and cancelled, will be the initial nominal amount of the Note together with interest (if any, and subject to a cancellation of the interest payment accrued to (and excluding) the Early Redemption Date), unless such Note is written down in whole or in part pursuant to a Resolution Measure, in which case the redemption price will be the nominal amount of the Note after giving effect to such write-down. The Issuer may exercise its optional early redemption right described in this paragraph only if any write-downs following a Trigger Event have been fully written up.

Early Redemption Conditions

The Issuer may redeem the Notes only if (i) no Trigger Event has occurred and is continuing, (ii) the Issuer is neither Overindebted nor Illiquid on the date of redemption, and (iii) the Issuer would not become Overindebted or Illiquid immediately following the payment of the redemption amount ((i) to (iii) above, the “Redemption Conditions”); Section 41 of the German Insolvency Code (relating to immature claims) remains unaffected.

“Overindebted” means overindebted (überschuldet) within the meaning of Section 19 of the German Insolvency Code, as such term is interpreted by the German courts from time to time, which provides that the Issuer is overindebted if its assets no longer cover its existing liabilities, unless the Issuer’s continuation is nonetheless highly likely under the circumstances.

“Illiquid” means illiquid (zahlungsunfähig) within the meaning of Section 17 of the German Insolvency Code, as such term is interpreted by the German courts from time to time, which provides that the Issuer is illiquid if it is unable to satisfy its payment obligations as they become due; illiquidity is, as a general rule, to be presumed when the Issuer has ceased to make payments to meet its payment obligations.

If the Issuer has elected to redeem the Notes but at any time prior to the payment of the redemption amount (i) the Issuer’s competent supervisory authority has imposed a Resolution measure with respect to the Notes, (ii) a Trigger Event has occurred, (iii) the Issuer is either Overindebted or Illiquid, or (iv) the Issuer would become Overindebted or Illiquid immediately following the payment of the redemption amount, then the relevant redemption notice shall be automatically rescinded and shall be of no force and effect, and no payment of the redemption amount will be due and payable.

Early Redemption for Regulatory Reasons

Subject to the Redemption Conditions, the Issuer may redeem all, but not some, of the Notes, with the prior approval of the Issuer’s competent supervisory authority, at any time if there is a change in the regulatory classification of the Notes that would likely result in (i) their exclusion in full or in part from the Issuer’s own funds within the meaning of the CRR (other than as a consequence of a write-down or conversion, as the case may be) or (ii) their reclassification as a lower quality form of own funds than their classification at the time of their issuance, but only if the conditions of Article 78(4)(a) of the CRR are met, pursuant to which the Issuer’s competent supervisory authority may approve such a redemption if (a) it considers the change in the regulatory classification to be sufficiently certain and (b) the Issuer demonstrates to the satisfaction of the competent supervisory authority that the regulatory reclassification of the Notes was not reasonably foreseeable at the time of their issuance.

Such redemption will be made upon not less than 30 and not more than 60 days’ prior notice of redemption. The redemption price of each Note so redeemed, unless previously redeemed in whole or in part or repurchased and cancelled, will be the then current nominal amount of the Note, as reduced by any write-downs (including, but not limited to, any write-downs following a Trigger Event, and to the extent not made up for by any write-up(s)), together with interest (if any, and subject to a cancellation of the interest payment accrued to (and excluding) the date fixed for redemption).

Early Redemption for Reasons of Taxation

Subject to the Redemption Conditions, the Issuer may redeem all, but not some, of the Notes, with the prior approval of the Issuer’s competent supervisory authority, if the tax treatment of the Notes changes, due to a change in applicable legislation, including a change in any fiscal or regulatory legislation, rules or practices, which takes effect after the time of their issuance (including but not limited to the tax deductibility of interest payable on the Notes or the obligation to pay Additional Amounts), and the conditions of Article 78(4)(b) of the CRR are met, pursuant to which the Issuer’s competent supervisory authority may approve such redemption if there is a change in the applicable tax treatment of the Notes that the Issuer has demonstrated to the satisfaction of the competent supervisory authority is material and was not reasonably foreseeable at the time of their issuance.

Such redemption will be made upon not less than 30 and not more than 60 days’ prior notice of redemption. The redemption price of each Note so redeemed, unless previously redeemed in whole or in part or repurchased and cancelled, will be the then current nominal amount of the Note, as reduced by any write-downs (including, but not limited to, any write-downs following a Trigger Event, and to the extent not made up for by any write-up(s)), together with interest (if any, and subject to a cancellation of the interest payment accrued to (and excluding) the date fixed for redemption).

* Note: An expected instrument rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Legal Disclaimer

The Notes discussed in this final term sheet are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Notes to retail investors.

In particular, in June 2015, the U.K. Financial Conduct Authority (the “FCA”) published the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015 (the “PI Instrument”). In addition (i) on January 1, 2018, the provisions of Regulation (EU) No.1286/2014 on key information documents for packaged and retail and insurance-based investment products (“PRIIPs”) became directly applicable in all EEA member states and (ii) the Markets in Financial Instruments Directive 2014/65/EU (as amended) (“MiFID II”) was required to be implemented in EEA member states by January 3, 2018. The PI Instrument, PRIIPs and MiFID II are referred to together as the “Regulations”.

The Regulations set out various obligations in relation to (i) the manufacture and distribution of financial instruments and (ii) the offering, sale and distribution of packaged retail and insurance-based investment products and certain contingent write down or convertible securities, such as the Notes.

Potential investors in the Notes should inform themselves of, and comply with, any applicable laws, regulations or regulatory guidance with respect to any resale of the Notes (or any beneficial interests therein) including the Regulations.

Certain of the underwriters are required to comply with some or all of the Regulations. By purchasing, or making or accepting an offer to purchase, any Notes (or a beneficial interest in such Notes) from us and/or the underwriters, you represent, warrant, agree with and undertake to us and each of the underwriters that:

1.	you are not a retail client in the EEA or in the United Kingdom (as defined in MiFID II);

2.	whether or not you are subject to the Regulations, you will not

a.	sell or offer the Notes (or any beneficial interest therein) to retail clients in the EEA or in the United Kingdom (as defined in MiFID II) or

b.

communicate (including the distribution of this prospectus supplement) or approve an invitation or inducement to participate in, acquire or underwrite the Notes (or any beneficial interests therein) where that invitation or inducement is addressed to or disseminated in such a way that is likely to be received by a retail client in the EEA or in the United Kingdom (in each case within the meaning of MiFID II).

In selling or offering the Notes or making or approving communications relating to the Notes you may not rely on the limited exemptions set out in the PI Instrument; and

3.

you will at all times comply with all applicable laws, regulations and regulatory guidance (whether inside or outside the EEA or the United Kingdom) relating to the promotion, offering, distribution and/or sale of the Notes (or any beneficial interests therein), including (without limitation) MiFID II and any other applicable laws, regulations and regulatory guidance relating to determining the appropriateness and/or suitability of an investment in the Notes (or any beneficial interests therein) by investors in any relevant jurisdiction.

You further acknowledge that (i) the identified target market for the Notes (for the purposes of the product governance obligations in MiFID II) is eligible counterparties and professional clients; and (ii) no key information document (KID) under PRIIPs has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under PRIIPs.

PRIIPs Regulation / Prohibition of sales to EEA and UK retail investors – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.

MIFID II Product Governance / Professional Investors and Eligible Counterparties only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment in respect of the Notes; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Notes (or any beneficial interests therein) from us and/or the underwriters the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client.

Canada

This document does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities referenced in this document, and cannot be relied on for any investment contract or decision. This communication is only addressed to, and directed at, investors in Canada who are accredited investors and permitted clients as defined in Canadian securities legislation. A Canadian offering memorandum, including the prospectus filed with the SEC, will be available to such investors upon request by calling Deutsche Bank at +49 69 910-00.

USA

This communication is intended for the sole use of the person to whom it is provided by the Issuer. The Issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-800-503-4611.